THIS DOCUMENT IS A CONFIRMING COPY OF THE FORM 12b-25 FILED ON OCTOBER 2,
      1996 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                       UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                        FORM 12b-25

                  NOTIFICATION OF LATE FILING


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                                          SEC File Number:
                                          0-19746
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                                          CUSIP Number:
                                          279218 10 1
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(Check One):  /X/Form 10-K  / /Form 20-F  / /Form 11-K
              / /Form 10-QSB  / /Form N-SAR
              For Period Ended:  June 30, 1996

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended:______________

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Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

     EcoScience Corporation
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Former Name if Applicable:

     n/a
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Address of Principal Executive Office (Street and Number):

     10 Alvin Court
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City, State and Zip Code:

	East Brunswick, New Jersey 08816
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/  (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b025(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     EcoScience Corporation (the "Company") completed a private placement of 1,040,000 shares of its Common Stock which raised $1.3 million of gross proceeds on September 27, 1996. The Company used the majority of the proceeds to repay an outstanding lease obligation at a discount. As the Company's key personnel have been devoting their efforts to completing the private placement and to negotiating the favorable settlement of the lease obligation, the Company has not yet finalized its Form 10-K for the fiscal year ended June 30, 1996.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Harold A. Joannidi  (908)           432-8200
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     (Name)              (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports.
                                          /X/ Yes     / / No
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(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                         /X/ Yes      / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               EXPLANATION OF ANTICIPATED CHANGE

     The net loss for EcoScience Corporation (the "Company") for the 1996 fiscal year was ($587,000) or ($0.06) per share as compared to a net loss of ($15,094,000) or ($1.71) per share for the 1995 fiscal year. Included in the 1996 fiscal year results was a reversal of accrued restructuring charges of $1,550,000 or $0.17 per share resulting from a favorably negotiated termination of the Company's Worcester, Massachusetts facility lease. Also included in the 1996 fiscal year was an extraordinary gain on early extinguishment of debt of $241,000 or $0.03 per share relating to the settlement of $501,000 of EcoScience Produce Systems Corp. acquisition debt. Excluding the restructuring reversal, the extraordinary gain on debt extinguishment, interest expense-net of ($358,000) and other non-operating income-net of $47,000, the Company had a 1996 fiscal year operating loss of ($2,067,000) or ($0.23) per share. This represents a 76% reduction when compared to the operating loss for fiscal year 1995 of ($8,449,000) or ($0.96) per share after excluding from the 1995 net loss the asset valuation and restructuring charge of ($6,000,000) or ($0.68) per share, interest expense-net of ($464,000) and other non-operating expenses-net of ($181,000). Product sales for the 1996 fiscal year were $14,151,000 as compared to $12,335,000 for the 1995 fiscal year.

     The Company achieved a reduction of 88% in its net loss for the 1996 fourth fiscal quarter as compared to the same period in the prior year. The net loss for the three months ended June 30, 1996 was ($1,047,000) or ($0.11) per share as compared to a net loss of ($8,442,000) or ($0.95) per share for the same period in the prior year. Included in the 1995 fourth fiscal quarter financial results was an asset valuation and restructuring charge of ($6,000,000) or ($0.68) per share. Excluding the asset valuation and restructuring charge, interest expense-net of ($151,000) and other non-operating expenses-net of ($177,000), the Company had a 1995 fourth quarter operating loss of ($2,114,000) or ($0.24) per share. Comparatively, for the 1996 fourth quarter, excluding interest expense-net of ($51,000) and other non-operating expenses-net of ($19,000), the Company had an operating loss of ($977,000) or ($0.10) per share, which represents a 54% reduction when compared to the 1995 operating loss. Product sales for the quarter ended June 30, 1996 were $2,697,000 as compared to $2,901,000 for the quarter ended June 30, 1995, which represents a 7% reduction due primarily to the temporary cessation of Bio-Path (REGISTERED TRADEMARK) Cockroach Control Chamber sales and certain seasonality factors.

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                      ECOSCIENCE CORPORATION
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           (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 30 1996   By:  /s/ Harold A. Joannidi
                              ---------------------------------
                              Harold A. Joannidi, Treasurer
                                and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
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Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
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                    GENERAL INSTRUCTIONS
1.  This form is required by Rule 12b-25 (17 CFR
    240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
    232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.